UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

629410606

(CUSIP Number)

Robert S. Ellin

c/o Trinad Capital Management, LLC

9200 Sunset Boulevard, Suite #1201

West Hollywood, CA 90069

(310) 601-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410606

1.	NAMES OF REPORTING PERSONS

Robert S. Ellin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

Number Of Shares		279,405
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		279,405

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

279,405

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.70% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	On the basis of (i) 2,878,980 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of May 8, 2019 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 14, 2019 (the “Quarterly Report”).

CUSIP No. 629410606

1.	NAMES OF REPORTING PERSONS

Trinad Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

Number Of Shares		0
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		131,993

	9.	SOLE DISPOSITIVE POWER

		0

	10.	SHARED DISPOSITIVE POWER

		131,993

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,993

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1)	On the basis of (i) 2,878,980 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of May 8, 2019 in the Quarterly Report.

CUSIP No. 629410606

1.	NAMES OF REPORTING PERSONS

Trinad Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

Number Of Shares		0
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		131,993

	9.	SOLE DISPOSITIVE POWER

		0

	10.	SHARED DISPOSITIVE POWER

		131,993

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,993

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)	On the basis of (i) 2,878,980 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of May 8, 2019 in the Quarterly Report.

CUSIP No. 629410606

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) to amend and replace in its entirety the original Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission on December 17, 2018 (the “Original Schedule 13D”). This Amendment reports an increase in the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of common stock of the Issuer (as defined below) since the date the Reporting Persons’ filed the Original Schedule 13D. Information in this Amendment is as of June 3, 2019. Information in this Amendment with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Item 1.	Security and Issuer.

NTN Buzztime, Inc.’s (the “Issuer”) common stock, $0.005 par value per share (the “Common Stock”). The principal executive offices of the Issuer are located at 1800 Aston Ave., Suite 100, Carlsbad, CA 92008. The Reporting Persons (as defined below) are filing this Schedule 13D, Amendment No. 1 (this “Schedule 13D”), in connection with the purchases of Common Stock, requiring the Reporting Persons to file this Schedule 13D.

Item 2.	Identity and Background.

(a)-(c) The reporting persons are (collectively, the “Reporting Persons”): Robert S. Ellin, an individual, Trinad Capital Management, LLC, a privately-held investment manager (“Trinad Management”), and Trinad Capital Master Fund, Ltd., a privately-held investment fund (“Trinad Capital”).

The business address of each of the Reporting Persons is: 9200 Sunset Boulevard, Suite #1201, West Hollywood, CA 90069.

(i) Mr. Ellin’s principal occupations are serving as the Managing Member of Trinad Management, Portfolio Manager of Trinad Capital and the Chief Executive Officer, Chairman and a director of LiveXLive Media, Inc. (“LiveXLive”).

(ii) The names and principal occupations of Trinad Management’s executive officers, members of Trinad Management’s Board of Directors and any other persons ultimately in control of Trinad Management are set forth below:

Robert S. Ellin – Managing Member and control person of Trinad Management. Trinad Management is the Managing Director of Trinad Capital. Mr. Ellin is the Portfolio Manager of Trinad Capital and the Chief Executive Officer, Chairman and a director of LiveXLive.

(iii) The names and principal occupations of Trinad Capital’s executive officers, members of Trinad Capital’s Board of Directors and any other persons ultimately in control of Trinad Capital are set forth below:

Robert S. Ellin –Portfolio Manager and control person of Trinad Capital. Mr. Ellin is the Portfolio Manager of Trinad Capital and serves as the Chief Executive Officer, Chairman and a director of LiveXLive.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ellin is a citizen of the United States. Trinad Management is a Delaware limited liability company. Trinad Capital is a Cayman Island exempted company.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock directly beneficially owned by Trinad Capital (and indirectly beneficially owned by Mr. Ellin and Trinad Management) were purchased with working capital of Trinad Capital. The approximate amount of funds used by Trinad Capital to purchase the shares reported herein is $287,000. The shares of Common Stock indirectly beneficially owned by Trinad Management (and indirectly beneficially owned by Mr. Ellin) are attributed via indirect beneficial ownership of the shares owned by Trinad Capital. The shares of Common Stock purchased by Mr. Ellin were purchased with personal funds of Mr. Ellin. The approximate amount of funds used by Mr. Ellin to purchase the shares reported herein is $331,000.

No borrowed funds were used to purchase such shares.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein (collectively, the “Shares”) were acquired for investment purposes.

The Reporting Persons intend to evaluate their investment in the Issuer on a continuing basis on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

Other than as described in this Item 4, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer, the Issuer and others, including but not limited to, discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, (i) Mr. Ellin may be deemed to have total beneficial ownership interest of 279,405 shares of Common Stock (representing approximately 9.70% of the number of shares of Common Stock issued and outstanding), consisting of (x) 147,412 shares of Common Stock personally and directly beneficially owned by Mr. Ellin (representing approximately 5.12% of the number of shares of Common Stock issued and outstanding), and (y) 131,993 shares of Common Stock which may be deemed to be indirectly beneficially owned by Mr. Ellin (representing approximately 4.58% of the number of shares of Common Stock issued and outstanding) as the Portfolio Manager of Trinad Capital and as the Managing Member of Trinad Management, (ii) Trinad Capital has direct beneficial ownership of 131,993 shares of Common Stock (representing approximately 4.58% of the number of shares of Common Stock issued and outstanding) owned by the fund, and (iii) Trinad Management may be deemed to have indirect beneficial ownership interest of 131,993 shares of Common Stock (representing approximately 4.58% of the number of shares of Common Stock issued and outstanding) directly beneficially owned by Trinad Capital as the Managing Director of Trinad Capital. The percentages with respect to the Reporting Persons’ beneficial ownership are based on 2,878,980 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of May 8, 2019 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2019.

Mr. Ellin has sole power to vote or direct the vote of (i) 147,412 shares of Common Stock personally and directly beneficially owned by him and (ii) 131,993 shares of Common Stock directly beneficially owned by Trinad Capital (and indirectly beneficially owned by Trinad Management), as the Managing Member of Trinad Management, which is the Managing Director of Trinad Capital; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Capital; has sole power to dispose or direct the disposition of (i) 147,412 shares of Common Stock personally and directly beneficially owned by him and (ii) 131,993 shares of Common Stock directly beneficially owned by Trinad Capital (and indirectly beneficially owned by Trinad Management), as the Managing Member of Trinad Management, which is the Managing Director of Trinad Capital; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Capital.

Trinad Capital, has sole power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Capital; has shared power to vote or direct the vote of 131,993 shares of Common Stock directly beneficially owned by Trinad Capital; has sole power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Capital; and has shared power to dispose or direct the disposition of 131,993 shares of Common Stock directly beneficially owned by Trinad Capital.

Trinad Management, has sole power to vote or direct the vote of 0 shares of Common Stock indirectly beneficially owned by Trinad Management; has shared power to vote or direct the vote of 131,993 shares of Common Stock indirectly beneficially owned by Trinad Management; has sole power to dispose or direct the disposition of 0 shares of Common Stock indirectly beneficially owned by Trinad Management; and has shared power to dispose or direct the disposition of 131,993 shares of Common Stock indirectly beneficially owned by Trinad Management.

Mr. Ellin and Trinad Management disclaim beneficial ownership of the reported shares except for (i) Mr. Ellin’s personal and direct beneficial ownership of 147,412 shares, (ii) Mr. Ellin’s and Trinad Management’s pecuniary interest therein, (iii) the indirect interest of Trinad Management by virtue of being the Managing Director of Trinad Capital, (iv) the indirect interest of Mr. Ellin by virtue of being the Managing Member of Trinad Management, and (v) the indirect interest of Mr. Ellin by virtue of being a shareholder of Trinad Capital.

(c) In the last 60 days prior to the filing of this Schedule 13D, the Reporting Persons acquired a total of 14,974 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $49,800, or approximately $3.33 per share. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares purchased at each separate price.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the reported shares, except for shareholders of Trinad Capital and members of Trinad Management who may have the right to receive such dividends and proceeds under the applicable formation and governing documents of such entities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this filing, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any executive officers or directors of the Reporting Persons, and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than any management and/or other contracts between Trinad Capital and Trinad Management, pursuant to which Trinad Capital granted to Trinad Management voting and investment power with respect to securities held in Trinad Capital’s accounts, including shares of the Issuer, and any compensation arrangements and agreements between Trinad Capital and Trinad Management, Trinad Capital and Mr. Ellin, and Trinad Management and Mr. Ellin.

Item 7.	Material to be Filed as Exhibits.

The following materials are filed as exhibits to this Schedule 13d:

Exhibit A:	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2019	/s/ Robert S. Ellin
Robert S. Ellin

Trinad Capital Master Fund, Ltd.

By: Trinad Capital Management, LLC, the Managing Director of Trinad Capital Master Fund, Ltd.

June 5, 2019	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Managing Member

Trinad Capital Management, LLC

June 5, 2019	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Managing Member

Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

June 5, 2019	/s/ Robert S. Ellin
Robert S. Ellin

Trinad Capital Master Fund, Ltd.

By: Trinad Capital Management, LLC, the Managing Director of Trinad Capital Master Fund, Ltd.

June 5, 2019	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Managing Member

Trinad Capital Management, LLC

June 5, 2019	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Managing Member